December 4, 2014

Via EDGAR

Bryan J. Pitko

Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.

Registration Statement on Form S-1/A

Filed September 29, 2014

File No. 333-198993

Dear Bryan J. Pitko\Jeffrey P. Riedler:

This is Green Meadow Products, Incorporated 's (the Company) response to your correspondence dated October 27, 2014 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

1. We note that your registration statement includes various references to the entertainment and film industry, on pages 6, 8, 18, and 20, for example, despite disclosure indicating that your primary business involves the distribution and production of natural pain relief products for pets. Please remove any statements in the prospectus that are inapplicable to your current or prospective business plans.

Response

The various references to the entertainment and film industry were deleted on the following pages:

P. 6 -4th paragraph, P. 8 -4th paragraph under Risk Factors, P. 18 reference deleted and P.20 first paragraph

2. Please explain your statement on pages 2 and 7 that your shares will be “liquid” upon the completion of this offering. In this regard, we note your statement on page 10 that shares traded on the OTC Bulletin Board tend to be highly illiquid.

Response

The term liquid was deleted from the reference made on page 2 and 7.

Risk Factors, page 8

3. We note your disclosure at page 16 that you have not obtained a manufacturer for your natural pain relief product. Please revise your disclosure to include a specific risk factor addressing this issue.

Response

Risk factor was added on page 9.

We may be unable to scale our operations successfully, page 10

4. Please revise your disclosure on page 10 and throughout the prospectus to clarify that you currently have only one employee.

Page 10 the 4th risk factor were amended accordingly.

Determination of Offering Price, page 12

5. Please explain how your sales of shares to shareholders in private placement transactions were exempt from registration under Rule 144. In this regard, we note that the exemptions described under Rule 144 relate to an applicable safe harbor for public resale of restricted and control securities. Please revise your disclosure accordingly.

Response

The reference was revised accordingly.

Description of Business, page 17

6. Please expand your disclosure to discuss your acquisition of the pain relief formula from Hector Medina. In this regard, please summarize the material terms of the agreement, including the applicable payment terms. Additionally, please identify any licenses that you were granted under the agreement, and to the extent that the agreement is ongoing, the duration and material termination provisions.

Response

The first paragraph on p. 17 was revised to better describe the acquisition and terms of acquisition.

Sales and Marketing, page 17

7. Please expand your disclosure to discuss the sale of rights to your pain relief formula, including the parties to whom your rights were sold and a summary of any material contracts.

Response

The disclosure on page 17 was expanded accordingly.

8. We note on page 17 that you sold the design rights of the Paw Pal to specific countries. Please expand your disclosure to identify the specific parties that purchased the design rights. Additionally, please expand your disclosure to discuss the sale of the design rights of the Paw Pal, including a summary of any material contracts.

Response

The section was revised accordingly.

Pain Relief Formula, page 17

9. Please expand your disclosure to identify the natural ingredients in your pain relief formula.

Response

The section was revised and a section entitled Product Description was added accordingly.

10. Please clarify the species of animals that you intend to use your product.

Response

Under product description in the second paragraph clarification is added as to the species of animals that we intend to use our product for, which is dogs and cats.

11. Please expand your disclosure to explain why you believe that your pain relief product relieves pain in animals. In this regard, please discuss any studies you or anyone else has completed to determine that your product or a related product relieves pain. Alternatively, please clarify that you are not aware of any studies of your product for the treatment of pain relief in animals.

Response

The third paragraph, under Product Description, was amended accordingly.

Industry Overview, page 18

12. In order to provide an indication of the expected market for your product candidates, please expand your disclosure of total yearly pet industry expenditures in the U.S to specifically highlight the amounts spent on (i) animal dietary supplements to treat pain and (ii) pet supplies, to the extent known.

Response

Last paragraph on page 18 was amended accordingly.

Competition, page 19

13. Please expand your disclosure to further explain how you could lose the ability to distribute certain products should a competitor obtain exclusive rights and identify the specific products you are referring to.

Response

The respective sentence on page 19 was removed as it is not applicable.

14. Please identify the company that owns the natural pain relief product similar to your own that you sold under a private label.

Response

The third paragraph was amended to include the name of the company that owns the pain relief product similar to our own which we sell under a private label.

15. Please expand your disclosure to explain if any of your competitors are selling similar products for animals and identify any such products.

Response

We feel that the following paragraph discloses the fact that our competitors are selling similar products for animals and have added a sentence to reflect that we have not done a market study to determine all of the sources for similar products.

16. We note that you previously contracted with a different company that was selling a similar natural pain relief product. We also note that similar products to yours are available from numerous other sources. Please expand your disclosure to specifically explain how your product differs from these other products.

Response

A paragraph was added to better disclose the similarities of competitor product lines

Regulation, page 20

17. We note on page 17 and 18 that your product is intended to relieve pain in animals. Please discuss how your sale of this product will comply with the Federal Food, Drug, and Cosmetic Act. In this regard, please discuss whether you believe that your product meets the definition of a drug under 21 U.S.C. ¤ 321(g)(1)(B). Please also expand your disclosure to discuss how you believe your product will be regulated by the FDA.

Response

A paragraph was added on page 20 under Regulation to address the issue of compliance with the FDA.

Intellectual Property & Proprietary Rights, page 20

18. Please explain how you plan to obtain and maintain effective intellectual property rights for your natural pain relief product. Alternatively, if you do not have plans to protect certain intellectual property, please clarify why you cannot patent your acquired pain relief formula and explain how this will impact your business.

Response

The paragraph on page 20 was amended to better address the issue of Intellectual Property & Proprietary Rights.

Executive Officers and Directors, page 21

19. We note that Mr. Windhorn has served as the CEO since June 22, 2012. Please expand your disclosure to briefly describe Mr. Windhorn's business experience during the past five years as required under Item 401(e) of Regulation S-K.

Response

The paragraph on page 21 was amended accordingly.

Summary Compensation Table, page 22

20. We note in the table on page 22 that Mr. Windhorn was granted 7,100,000 shares of common stock in 2013. We also note your statements that you did not pay any salaries in 2013-2014 and that Mr. Windhorn was granted common shares totaling 7,000,000 in 2012-2013. Please revise your disclosure to clarify the number of shares granted to Mr. Windhorn and the year that these shares were granted. In this regard, we note on page 29 that Mr. Windhorn was granted 7,100,000 shares on July 1, 2012.

Response

The table and paragraph were amended accordingly.

Employment Agreement, page 22

21. Please expand your disclosure to provide the material terms of Mr. Windhorn's employment agreement.

Response

Reference was made to the Employment Agreement attached as an Exhibit for further details.

Security Ownership of Certain Beneficial Owners and Management, page 23

22. Please update your table with respect to the beneficial ownership of the common stock of the company as of the most recent practicable date.

Response

Table was amended accordingly.

Related Party Transactions, page 24

23. Please expand your disclosure to explain how Autovative Products and Hector Medina are related persons under Item 404 of Regulation S-K.

Response

We do not believe that Autovative Products is a related party under item 404 of Regulation S-K and thus the paragraph was deleted.

The disclosure of Hector Medina as a related party was expanded accordingly.

Revenue Recognition, page F-8

24. Please disclose your revenue recognition policy for your sub- license agreements. Also disclose, in a separate note, the terms and obligations of these agreements and separately for each significant agreement.

Response

Three paragraphs were added to the revenue recognition section on page f-8 and on page 27 to disclose our revenue recognition policy for our sub- license agreements.

Footnote 5 was added to disclose the terms and obligations of these agreements.

In addition the Report of Registered Independent Accounting Firm on page F-1, was revised by our auditor in regards to the changes in the footnotes.

Liquidity and Capital Resources, page 27

25. Your disclosure herein is not consistent with the substantial doubt disclosed in your financial statements regarding your ability to continue as a going concern. Please revise accordingly.

Response

The paragraph was amended accordingly.

Item 15. Recent Sales of Unregistered Securities, page 29

26. We note that you issued shares in various private offerings pursuant to Regulation D of the Securities Act. Please identify the specific exemption under Regulation D that you relied upon to issue shares without registration and state briefly the facts relied upon to make the exemption available.

Response

The paragraph was amended accordingly.

27. Please expand your disclosure related to the issuance of 34,000 shares to shareholders of Autovative Products and 100,000 shares to Hector Medina to identify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response

The paragraphs were amended accordingly and a heading was added to the chart within the section entitled Regarding all Sales of Unregistered Securities.

28. Please confirm that no additional equity issuances such as options, warrants, preferred stock, common stock, etc. were made subsequent to June 30, 2014 or provide us a table and narratives that disclose all equity issuances to date.

Response

There have been no issuances of options, warrants, preferred stock, common stock, etc. which were made subsequent to June 30, 2014.

Exhibits Index, page 30

29. Please file the employment agreement between the company and Mr. Windhorn as an exhibit.

Response

Employment agreement is attached as Exhibit 10.1

30. Please file the contract for the acquisition of the pet natural pain relief formula as an exhibit.

Response

The contract for the acquisition of the pet natural pain relief formula is attached as exhibit 10.2.

Signatures, page 32

31. Please include the signature of your principal accounting officer or controller, or revise the signature block for Mr. Windhorn to indicate his additional capacity to sign the registration statement as principal accounting officer or controller.

Response

Revised accordingly

Exhibit 5.1

32. We note that Exhibit 5.1 provides counsel's opinion as to the legality of 1,100,500 shares held by the Selling Stockholder. Please revise your legal opinion to specifically address the 463,500 shares of common stock being registered for resale by shareholders in the instant offering.

Response

Exhibit 5.1 was revised by counsel accordingly and resubmitted.

General

33. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Response

Acknowledged.

34. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There were no written communications as defined in Rule 405 under the Securities Act, that we, or anyone we authorized to do on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications.

Sincerely,

/s/ Stan Windhorn

CEO, Green Meadow Products, Inc.